UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 9)*

EPICOR SOFTWARE CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

COMMISSION FILE NO. 0-20740

(CUSIP Number)

RICHARD H. PICKUP, 2321 ALCOVA RIDGE DR., LAS VEGAS, NEVADA 89134 — (702) 240-5100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 12, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following box if a fee is being paid with the statement [   ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 0-23034	SCHEDULE 13D

1	NAME OF REPORTING PERSON Richard H. Pickup, an individual
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Pickup Family Trust
Dito Devcar Corporation, a Nevada corporation - #88-0294385
TB Fund, LLC, a Nevada limited liability company - #88-0483391
Plus Four Equity Partners, LP, a Nevada Limited Partnership - #88-0499778
TD Investments, LLC - #86-0370064
Dito Caree, LP - #88-0302506
Dito Devcar, LP - #88-0294387
Dito Devcar Foundation - #68-0314645
Pickup CRUT II - #33-0563297
Vintage Trust II - #20-7482960

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* FF and WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Richard H. Pickup is a resident of the State of Nevada and a citizen the United States. All other reporting entities were formed and organized under and pursuant to the laws of the State of Nevada.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,558,950

	8	SHARED VOTING POWER NONE

	9	SOLE DISPOSITIVE POWER (SAME AS ITEM 7 ABOVE)

	10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (SAME AS ITEM 7 ABOVE) TOTAL SHARES OWNED - 7,558,950

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) TOTAL - 12.6%

14	TYPE OF REPORTING PERSON*
Richard H. Pickup - IN                                         TD Investments, LLC - CO                             Vintage Trust II
Dito Devcar Corporation - CO                              Dito Caree, LP - PN
Pickup Family Trust - CO                                     Dito Devcar, LP - PN
Plus Four Equity Partners, LP - PN                      Dito Devcar Foundation - CO
TB Fund LLC - CO                                               Pickup CRUT II - CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7

SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2009	/s/ RICHARD H. PICKUP
Richard H. Pickup An individual

DITO DEVCAR CORPORATION

	By:	/s/ RICHARD H. PICKUP
Richard H. Pickup, President

PICKUP FAMILY TRUST

	By:	/s/ RICHARD H. PICKUP
Richard H. Pickup, Trustee

TB FUND, LLC. A limited liability company

	By:	/s/ RICHARD H. PICKUP
Richard H. Pickup, Manager

DITO CAREE, LP. A Nevada limited partnership By: GAMEBUSTERS, INC. A Nevada corporation Its: General Partner

	By:	/s/ JOSEPH W. MOODY
Joseph W. Moody, President

TD INVESTMENTS, LLC. A Nevada limited liability company

	By:	/s/ JOSEPH W. MOODY
Joseph W. Moody, President

PLUS FOUR EQUITY PARTNERS LIMITED PARTNERSHIP A NEVADA LIMITED PARTNERSHIP

By:	PLUS FOUR MANAGEMENT, LLC A NEVADA LIMITED LIABILITY COMPANY ITS: SOLE PARTNER

By:	/s/ TODD M. PICKUP
Todd M. Pickup, Manager

By:	/s/ JOSEPH W. MOODY
Joseph W. Moody, Manager

PICKUP CHARITABLE UNITRUST II

By:	/s/ RICHARD H. PICKUP
Richard H. Pickup, Trustee

DITO DEVCAR, L.P. A NEVADA LIMITED PARTNERSHIP

By:	GAMEBUSTERS, INC.
A Nevada Corporation Its General Partner

By:	/s/ JOSEPH W. MOODY
Joseph W. Moody President

DITO DEVCAR FOUNDATION

By:	/s/ RICHARD H. PICKUP
Richard H. Pickup President

VINTAGE TRUST II

By:	/s/ TODD MARTIN PICKUP
Todd Martin Pickup
Its: Trustee

By:	DEVON RENEE MARTIN
Devon Renee Martin
Its: Trustee